SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of March, 2003
                                          -----------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  DEALINGS BY DIRECTORS
                                ---------------------

AMVESCAP PLC
830542
IMMEDIATE RELEASE 3 MARCH 2003
PLEASE CONFIRM RELEASE
MICHAEL S PERMAN  TEL: 020 7065 3942



 Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                                  AMVESCAP PLC

                              DEALINGS BY DIRECTORS


Extension of life of existing options from seven years to ten years.

Date of Grant                                                      10 Apr 96            12 Nov 96            25 Nov 97
Exercise Price                                                          242p                 244p              422.50p
Previous Final Exercise Date                                       09 Apr 03            11 Nov 03            24 Nov 04
Revised Final Exercise Date                                        09 Apr 06            11 Nov 06            24 Nov 07

The Hon. Michael Benson                                                                                        100,000
Charles W. Brady                                                                          500,000              100,000
Michael J. Cemo                                                                                                100,000
Gary T. Crum                                                                                                   100,000
Robert H. Graham                                                                                               100,000
Hubert L. Harris, Jr                                                  25,000              400,000              100,000
Robert F. McCullough                                                 200,000              400,000              100,000



Date of Notification  3 MARCH 2003

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 3 March, 2003                 By   /s/  MICHAEL S. PERMAN
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                                                (Signature)

                                             Michael S. Perman
                                             Company Secretary